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SEC FILE NUMBER 000-50615

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

(Check one):	 Form 10-K  Form 20-F  Form 11-K ☒ Form 10-Q  Form 10-D  Form N-SAR  Form N-CSR
NOTIFICATION OF LATE FILING

For Period Ended: March 31, 2010
	Transition Report on Form 10-K
	Transition Report on Form 20-F
	Transition Report on Form 11-K
	Transition Report on Form 10-Q
	Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION
PDC 2003-A Limited Partnership
Full Name of Registrant

1775 Sherman Street, Suite 3000
Address of Principal Executive Office (Street and Number)

Denver, CO 80203
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or  portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

We determined that we were unable to file our Form 10-Q for the quarter ended March 31, 2010 by the May 17, 2010 due date or by the May 22, 2010 extension date.

We are not able to file a timely Form 10-Q for the quarter ended March 31, 2010, because we have not completed the closing process of our books and records necessary to prepare the required financial statements for previous reporting periods.  In November 2005, we determined that all previously issued financial statements, as noted in Part IV – Other Information, should no longer be relied upon and were being restated.

Since November 2005, Petroleum Development Corporation (“PDC”), as the managing general partner, has undertaken an evaluation of its accounting and reporting processes and has developed a plan to bring us current with our SEC reporting obligations.  Our current plan is to file a single comprehensive Form 10-K containing information for all quarterly and annual periods from January 1, 2005 through December 31, 2007 as soon as practicable to be followed by the filing of a comprehensive Form 10-K containing information for all quarterly and annual periods for the year ended December 31, 2009 and 2008.  Following the 2009 Form 10-K filing, our plan is to make additional filings to address our SEC reporting requirements for 2010.

Because of the matters discussed above, management will report material weaknesses in its internal controls over financial reporting including:

The support for the Partnership’s general ledger depends in part on the effectiveness of controls of the Managing General Partner’s spreadsheets.  The overall ineffectiveness of the Managing General Partner's spreadsheet controls could have a material effect on the Partnership’s financial statements.  The Partnership did not maintain effective controls to ensure the completeness, accuracy, and validity of key financial statement spreadsheets generated by the Managing General Partner.  These spreadsheets are utilized by the Partnership to support significant balance sheet and income statement accounts.

The support for the Partnership’s derivative calculations depends in part on the effectiveness of controls of the Managing General Partner’s process.  The overall ineffectiveness of the Managing General Partner's derivative controls could have a material effect on the Partnership’s financial statements.  The Partnership did not maintain effective controls to ensure that the Managing General Partner had policies and procedures, or personnel with sufficient technical expertise to record derivative activities in accordance with generally accepted accounting principles.

For the transactions that are directly related to and processed by the Partnership, the Partnership failed to maintain sufficient documentation to adequately assess the operating effectiveness of internal control over financial reporting.  More specifically, the Partnership’s financial close and reporting narrative failed to adequately describe the process, identify key controls and assess segregation of duties.

The Partnership did not have effective policies and procedures, or personnel with sufficient technical expertise to ensure compliance with appropriate accounting principles for its oil and gas properties.  Specifically, the Partnership’s policies and procedures were not designed effectively to ensure that the calculation of depreciation and depletion and the determination of impairments were performed in accordance with the applicable authoritative accounting guidance.

The Partnership did not have effective policies and procedures to ensure the timely reconciliation, review and adjustment of significant balance sheet and income statement accounts, which resulted in the identification of material misstatements in certain significant balance sheet and income statement accounts during the Partnership’s closing process.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

R. Scott Meyers
Chief Accounting Officer
Petroleum Development Corporation,
Managing General Partner	304	842-3597
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If answer is no, identify report(s).          Yes    No ☒

Form 10-K for the period from April 30, 2003 (date of inception) to December 31, 2003 (filing subsequently withdrawn)
Form 10-Q for the quarter ended March 31, 2004 (filing subsequently withdrawn)
Form 10-Q for the quarter ended June 30, 2004 (filing subsequently withdrawn)
Form 10-Q for the quarter ended September 30, 2004 (filing subsequently withdrawn)
Form 10-K for the year ended December 31, 2004 (filing subsequently withdrawn)
Form 10-Q for the quarter ended March 31, 2005 (filing subsequently withdrawn)
Form 10-Q for the quarter ended June 30, 2005 (filing subsequently withdrawn)
Form 10-Q for the quarter ended September 30, 2005
Form 10-K for the year ended December 31, 2005
Form 10-Q for the quarter ended March 31, 2006
Form 10-Q for the quarter ended June 30, 2006
Form 10-Q for the quarter ended September 30, 2006
Form 10-K for the year ended December 31, 2006
 Form 10-Q for the quarter ended March 31, 2007
Form 10-Q for the quarter ended June 30, 2007
Form 10-Q for the quarter ended September 30, 2007
Form 10-K for the year ended December 31, 2007
Form 10-Q for the quarter ended March 31, 2008
Form 10-Q for the quarter ended June 30, 2008
Form 10-Q for the quarter ended September 30, 2008
Form 10-K for the year ended December 31, 2008
Form 10-Q for the quarter ended March 31, 2009
Form 10-Q for the quarter ended June 30, 2009
Form 10-Q for the quarter ended September 30, 2009
Form 10-K for the year ended December 31, 2009
Form 10-Q for the quarter ended March 31, 2010

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?           Yes   No ☒

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

We cannot comment on the results of our operations for the quarters ended March 31, 2010 and 2009 until the ultimate resolution of the matter discussed above.

PDC 2003-A Limited Partnership
_________________________________
(Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 18, 2010	By	/s/ Gysle R. Shellum
Gysle R. Shellum, Chief Financial Officer of Petroleum Development Corporation